Nitro Petroleum Incorporated
7250 NW Expressway
Suite 260
Oklahoma City, OK
73132
405-728-3800

December 14, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549-7010

Attention: John Cannarella

Re: Comment Letter

Dear Mr. Cannarella;

Further to your letter of October 16, 2007 to Larry Wise, President Nitro Petroleum, Inc., we wish to respond as follows:

Comment 1
Question one relates to a clarification regarding the depletion calculation.

Reply
Depletion
In addition to prior comments, we add that as there is revenue, accordingly there should be a depletion calculation. The Company did estimate depletion and reviewed alternative sources to ensure the estimate was reasonable. Once the reserve report is complete, we will be able to provide a more accurate estimate.

Comment 2
You have requested information for the purpose of the schedule submitted with the interim statements, specifically Schedule 1. In addition you have asked us what the individual categories represent.

Reply
The company provided this disclosure simply to indicate the details of the costs that make up the asset balance of the unproved oil and gas properties. The detail by well location is to provide the reader with data of the costs for each well. This disclosure is permitted under US GAAP or SEC rules.

The second part of the question deals with the depletion calculation at a lower level than country cost pool. We assume your question relates to specific and not the entire properties.

Our reasoning is that only those wells with production were subject to the calculation. The other properties are unevaluated, have no revenue and further costs will be required to create production. The Petroleum accounting book guidelines allow for exclusion of unevaluated properties and costs from the amortization calculation.

Comment 3
Exhibit 31.1

Reply
We confirm that the inclusion of Chef Executive Officer and Chief Financial Officer titles in the introductory paragraph of the Company certifications was not intended to limit the capacity in which such individual provided the certifications. The reference to such titles has been eliminated.

We trust that the foregoing explanations are to your satisfaction. Please advise.

Yours truly,

/s/ Larry Wise

Larry Wise
Nitro Petroleum, Inc.